SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 31 March 2008


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------





                             *********************


press release


March 31, 2008


                          BP AND HUSKY ENERGY FINALISE

                           NORTH AMERICAN ENERGY DEAL

BP and Husky Energy confirmed today that the formation of two 50/50 joint ventures has received the necessary regulatory approvals and has been completed on schedule. One of the joint ventures will develop the Sunrise oil sands project in Alberta, Canada, and the other will reposition and operate the Toledo refinery in Ohio, US. The effective date for the transaction is January 1, 2008.


                                    - ENDS -

Further media information:

BP, London                           +44 (0)207 496 4076

BP, Calgary                          +1 (403) 233 1033

BP, Toledo                           +1 (419) 698-6475

Husky Energy, Calgary                +1 (403) 298 6747



                            *********************




                                         SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 31 March 2008                          /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary